November 14, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Attention:	Linda Cvrkel, Branch Chief

Re:	Asia Green Agriculture Corporation
Form 10-K for the year ended December 31, 2012
Filed March 29, 2013
File No. 000-53343

Ms. Cvrkel:

              We are writing this letter in response to the letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission dated October 17, 2013 (the “Comment Letter”) relating to the above-referenced filing.

              Set forth below are the Company’s responses to the comments raised in the Comment Letter. For the convenience of the Staff, each comment in the Comment Letter is reprinted in bold and is followed by the corresponding response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 32

1.

We note a limited discussion of cost of sales where you broadly attributed the increase to higher sales. However, under gross profit you have discussed certain fluctuations that appear to offset each other or be individually significant. For example, it appears that cost of sales for high ph bamboo shoots may have increased more than other products, or may have offset decreases in other products. Please note that the impacts of material variances in components of cost of sales that offset each other, or that represent material components and are individually significant, should be separately disclosed, quantified, and discussed (not netted). In light of your ongoing growth, please revise future filings to provide a in depth discussion of all material components of cost of sales, as well as any other material revenue and expense income statement line items in order to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and other material line items.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

Response:

We confirm that in future filings we will separately disclose, quantify and discuss all material components of costs of sales to allow investors to discern the relative contribution of multiple components cited to the change in cost of sales and other material line items.

Note 5. Trade Receivables, net, page F-21

2.

We note from your trade receivables roll-forward, the provision for doubtful accounts recognized each year approximates the amount written off against the allowance in the same period. In this regard, please explain to us the facts and circumstances surrounding the write-offs and whether revenue associated with the trade receivables was recognized during the same period you recognized the bad debt provision in the income statement. If so, please explain why you believe recognition of such amounts as revenue was appropriate. Further, we also note from the table provided in Note 10 that you recognized other income of $300,032 representing the recovery of bad debt for the year ended December 31, 2011. Please explain the facts and circumstances surrounding the recovery as we were unable to find any related disclosure in your filing.

Response:

The write off against the doubtful accounts as bad debts for the years ended December 31, 2012 and 2011 arose from disputes attributable to 14 specific customers in Japan. We did not recognize revenue from the sales resulting in the bad debt provision or write offs during the years ended December 31, 2012 and 2011. (i.e. the revenue was recognized either in 2010 or even earlier on, before the provision for doubtful accounts was established in 2011 and 2012).

The $300,032 of other income represented the recovery of bad debts arising from payments from 11 specific customers. The sales giving rise to the doubtful accounts were made prior to January 1, 2011.

Note 11. Earnings Per Share, page F-25

3.

Please provide the number of securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to do so would have been antidilutive for each of the periods presented. Your current presentation includes information for the latest period only.

Response:

In future filings we will revise the disclosure in our footnotes to include the information on diluted EPS for each period presented, substantially as follows:

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

“During the reporting periods, potential dilutive shares were excluded from the computation of earnings per share as their effect is anti-dilutive. The anti-dilutive instruments including 1,359,113 (2011 : 1,359,113) warrants and 2,725,013 (2011 : 3,093,258) share options were excluded from the calculation of earnings per share for the year ended December 31, 2012. Accordingly, the basic and diluted earnings per share are the same”

Note 13-Land Use Rights, page F-26

4.

Please tell us and expand your disclosure in future filings to clearly indicate how land use rights were valued and whether the related amortization periods were all based on the length of the term of the lease agreement. Specifically, describe the nature of the costs capitalized if amounts other than those stipulated within the agreements with the PRC land authority or local rural village cooperatives are included in land use rights. We note that you incurred capital expenditures of $39.5 million during 2012 to acquire land use rights, however only $25.7 million appear on the balance sheet. Please reconcile the amounts as part of your response to use. We may have further comment upon reviewing your response.

Response:

Land use rights were stated at cost, as stipulated in contracts, less accumulated amortization. Amortization was calculated using the straight-line method over the terms of the lease obtained from the relevant PRC land authorities or relevant PRC local rural village cooperatives. We will expand our disclosure in our future filings to reflect the basis of this valuation.

A reconciliation of land use rights and deposits paid for acquisition of land use rights for 2012 is as follows :-

Reference made to:	Deposits
	paid for
Note 13 – Land Use Rights and	acquisition
Note 14 – Deposits Paid	of land use rights	Land use rights

As of January 1, 2012	$14,151,988	$21,632,405
Additions (Note 1)	39,516,666	-
Transfer (Note 2)	(6,387,809)	6,387,809
Disposals, net	-	(1,520,775)
Amortization	-	(935,675)
Exchange difference	82,768	147,998

As of December 31, 2012 (Note 3)	$47,363,613	$25,711,762

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

Note :-

(1)	Additions of $39.5 million represented deposits paid for acquisition of land use rights during fiscal 2012.

(2)	Transfer of approximately $6.4 million represented the land use rights upon the grant of Forest Right Certificate from the PRC Forest Bureau during the fiscal 2012.

(3)	$25.7 million represents the net book value of land use rights as of December 31, 2012.

Note 13. Land Use Rights, page F-26

5.

Reference is made to footnote (b). Please explain how the transaction was originally accounted for within your financial statements in fiscal 2010, and how you unwound the transaction which involved the disposal of the land use right and the lease of the land use right in 2012. As part of your response, please tell us how you accounted for (1) the rental deposit of RMB1,560,000 which was retroactively applied on August 30, 2010, (2) the rental prepayment of RMB3,120,000 for 3 years and (3) the cash remaining of RMB5,720,000 within your 2012 financial statements. We may have further comment upon receipt of your response.

Response:

In Fiscal 2010, a land use right of RMB10,400,000 was recognized when the contract cost was paid. Owing to some administrative difficulties in transferring the Forest Right Certificate, on March 6, 2012, we entered into a separate agreement with the seller to dispose of the land use right as stated in Note 13 on page F-26.

To unwind the transaction, the original cost of RMB10,400,000 and its accumulated amortization of RMB823,333 were derecognized on March 6, 2012. Simultaneously, we debited RMB1,560,000 (rental deposit), RMB3,120,000 (3 years’ rental) and RMB5,720,000 (remaining cash to be received) into the accounts of deposits, prepayments and other receivables, respectively. The derecognition of accumulated amortization of RMB823,333 was charged to the growing bamboos.

The 3 years’ rental commenced from August 30, 2010 till December 31, 2012 was amortized within 2012 financial statements in which RMB2,426,667 was debited into growing bamboo and credited from prepayments. Although the 3 years’ rental should be retrospectively applied, we did not do so by restating the respective amounts into previous periods because those amounts were immaterial to the financial statements.

Finally, the remaining cash amounting to RMB5,720,000 was received in June 2012 upon the settlement from the original seller and reversed from other receivables into the bank account accordingly.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

Note 14. Deposit Paid, page F-27

6.

Given the significance of your deposit balance relative to total assets as of December 31, 2012, please explain the nature and terms of the deposits paid for acquisition land use rights, including the parties with which these deposits are held. Tell us if and when such amounts are classified as land use rights.

Response:

In practice, we entered into transfer agreements with the owners of the bamboo forest rights, which may be individuals or Village Committees to obtain rights to the bamboo forest. Upon signing the transfer agreements, approximately 80% of the negotiated purchase consideration was paid to the owners as deposits for securing the transfer of bamboo forests. This payment was delivered to these individuals or Villages Committees via banks transfer stating the purpose of the transferred amounts in bank-in slips/advice. Because the procedures and practice for completing the transfer are not well established in the Peoples Republic of China, it usually takes one to two years to complete all the required procedures of the transfer.

Upon completion of the transfer, our deposit paid for acquisition of land use rights is treated / classified as Land Use Right.

Note 22. Commitments and Contingencies, page F-30

7.

Under Contingent Liabilities on page 35, we note that you made a provision of approximately $564,000 to cover potential liability with respect to certain unpaid social insurance obligations for full-time employees. You believe that the total potential liabilities include cost of rectifying non-compliance of the social insurance obligations for full-time employees and temporary workers, and the cost of rectifying non-compliance of the housing fund obligations for full-time employees and temporary workers, and may be as much as $2,828,000. These amounts have been revised to $575,000 and $3,610,000, respectively, as of 6/30/2013. The provision reflects your good faith estimate of the costs of rectifying your non-compliance with these obligations; actual costs could be lower or higher. If you are required to rectify your non-compliance and the costs of doing so approach or exceed your good faith estimate, it would have a material adverse effect on your liquidity and capital resources. Please note that in accordance with ASC 450-20-50-3 if an exposure to loss exists in excess of the amount accrued pursuant to the provisions of ASC 450-20-30-1, disclosure of the contingency shall be made when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. The disclosure shall indicate the nature of the contingency and shall give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Please confirm your compliance with the requirements of ASC 450-20-50-4 and that you will revise your notes to the financial statements in future filings, as applicable. As part of your response, please provide us with an update of this contingency. We may have further comment upon reviewing your response.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

Response:

In accordance with the PRC labor laws and regulations, we are required to contribute the social insurance for our staff. Before December 31, 2010, we established a provision of approximately $564,000 to cover potential liability with respect to certain unpaid social insurances for staff. On February 29, 2012, we obtained written confirmation from local authority that, because we primarily employ migrant workers from rural areas and temporary workers, which normally have high mobility and with different levels of implementation of social insurance systems by the local authority, we are allowed to contribute the social insurance to the extent which is accepted by the local authority and generally lower than the requirements under PRC Labor laws and regulations. Since January 1, 2011, we have been making payments for the social insurance based on the instructions by local authority. If we were required to fully contribute the social insurance for our staff under the PRC labor laws and regulations, the total cost may be as much as $2,828,000. However, we have not been involved in investigation or administrative penalty by the local authority in connection with social insurance. Based on our past experiences and the written confirmation from the local authority, we believe the likelihood that we will have to pay any additional amount is remote.

We confirm that we currently comply with the requirements of ASC 450-20-50-4. We also confirm that we will continue to comply with the requirements of ASC 450-20-50-4 in future filings, as applicable. We will revise the discussion of “Contingent Liabilities” under Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” as aforesaid to clarify the risk to readers of the financial statements.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

Form 10-Q for the quarter ended June 30, 2013

Notes to the consolidated financial statements
Note 5. Other receivables, prepayments and deposits, page 9

8.

Reference is made to prepayments balances of $10.7 and $4.5 million as of June 30, 2013 and December 31, 2012, respectively. We note prepayments have steadily increased on your balance sheet each year and have more than doubled for the six months ended June 30, 2013 relative to fiscal 2012 year-end balance. Please explain to us and revise your footnote to disclose in greater detail the nature and terms of prepayments. We note from your disclosure that such amounts represent primarily prepayment for the production of fresh produce which are expected to be recorded as cost of sales upon harvest within one year. In this regard, as part of your response to us, please explain the economic purpose for such prepayments, and how such amounts originate on your balance sheet (e.g. advances to supplier) and when such amounts are recorded within costs of sales (e.g. upon delivery of produce to you). We may have further comment upon receipt of your response.

Response:

Our prepayments are primarily comprised of prepaid materials and goods, rental and labour charges in relation to the production of fresh produce which are expected to be recorded as cost of sales upon cultivating and harvesting within one year.

The significant increase in other receivables, prepayments and deposits as of June 30, 2013 were mainly due to :-

(i)

prepaid purchase of seeds for planting, wood chips for cultivating the French Horn Mushroom, as well as other raw materials of approximately $5.6 million, for further processing in the coming quarters;

(ii)	prepaid purchase of fertilizers and pesticides of approximately $3.2 million to strengthen our bamboo forests in the Guangdong and Jiangxi Provinces where the lands are less fertile; and

(iii)	prepaid annual rental and labor charges in the first two quarters of 2013 of approximately $1.9 million, which are amortized, over the contract periods, as cost of sales on a straight-line basis.

We enter into these arrangements to enhance our control of production and costs; in addition, these prepayments can help us to have better planning in the future and enhance our production. In order to secure certain of our bulk purchases, the suppliers require us to prepay certain contract amounts before delivery.

In addition, some of our raw materials applied in our the mushroom planting and processing, such as specific wood chips must be sourced only during dry season or weather to reduce the moisture in the woods which requires the keeping of certain level of buffer stocks from the suppliers’ point of view. This, in turn, requires us to make some prepayment to secure the relevant raw materials.

Ms. Linda Cvrkel
U.S. Securities and Exchange Commission
Division of Corporation Finance
November 14, 2013

To account for these transactions, we record the initial amounts as prepayments upon making payments. Prepaid materials and goods are classified as inventories upon the receipt of those goods and transferred to costs of sales upon usage. Prepaid annual rental and labor charges are amortized as aforesaid.

Other

9.	Please revise your Form 10-Q beginning with the quarter ended September 30, 2013 to comply with our comments, as applicable.

Response:

We confirm that we will review our quarterly reports on Form 10-Q beginning with the quarter ended on September 30, 2013 to comply with the Staff’s comments, as applicable.

*      *      *

              In connection with the response to the Staff’s comments, the Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

              Please do not hesitate to call me at +86 0599-2335520 or James A. Mercer III at +1 (858) 720-7469, with any questions or further comments you may have regarding this filing or if you wish to discuss the above response.

Sincerely,

ASIA GREEN AGRICULTURE CORP.

Chin Hon Siang Alex
Chief Financial Officer